UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

Aravive, Inc.

(Name of Issuer)

Common Stock, $0.0001 par value per share

(Title of Class of Securities)

03890D108

(CUSIP Number)

Amato Giaccia

c/o Aravive, Inc.

River Oaks Tower

3730 Kirby Drive, Suite 1200

Houston, Texas 77098

With a copy to:

Leslie Marlow

Gracin & Marlow, LLP

The Chrysler Building

405 Lexington Avenue, 26 th Floor

New York, New York 10174

(Name, address and telephone number of person authorized to receive notices and communications)

March 19, 2021

(Date of event which requires filing of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box   ☐

NOTE: Schedules filed in paper format shall include a signed original and five copies of the Schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes)

CUSIP No. 03890D108	SCHEDULE 13D	Page 2 of 5 Pages

1	NAME OF REPORTING PERSONS Amato Giaccia
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,178,312(1)
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 1,178,312(1)
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,178,312(1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.9%(1)
14	TYPE OF REPORTING PERSON IN

(1)

Based on 19,659,860 outstanding shares of common stock of the Issuer as of March 10, 2021 as reported in its Annual Report on Form 10-K for the year ended December 31, 2020. Which includes 941,880 shares of common stock held by the Reporting Person and 244,362 options granted to Dr. Giaccia, of which 236,432 are deemed beneficially owned since they are exercisable within 60 days of the date hereof.

CUSIP No. 03890D108	SCHEDULE 13D	Page 3 of 5 Pages

Item 1. Security and Issuer

This Amendment No. 1 to the original Schedule 13D filed on October 19, 2018 by the Reporting Person relates to the common stock, par value $0.0001 per share (“Common Stock”), of Aravive, Inc., a Delaware corporation (the “Issuer”). The Issuer’s principal executive office is located at River Oaks Tower, 3730 Kirby Drive, Suite 1200, Houston, Texas 77098.

Item 3. Source and Amount of Funds or Other Consideration

Item 3 is hereby amended and supplemented as follows:

On January 3, 2019, Dr. Giaccia was issued (a) an option to purchase 7,500 shares of Common Stock that vest (i) 625 shares of Common Stock vested immediately upon grant and (ii) the balance vest pro rata on a monthly basis over the next 33 months commencing on February 12, 2019 and (b) an option to purchase 4,688 shares of Common Stock that vest (i) 1,563 shares of Common Stock vested immediately upon grant and (ii) 625 vested on a monthly basis over the next five months commencing on February 3, 2019 with full vesting, if not fully vested at such time, on the date of the Issuer’s next annual meeting of stockholders and are now fully vested as of the date hereof.

On September 12, 2019, Dr. Giaccia was issued an option to purchase 7,500 shares of Common Stock all of which vest pro rata on a monthly basis commencing on October 12, 2019 with full vesting, if not fully vested by October 12, 2020, on the date of the Issuer’s 2020 annual meeting of stockholders. The options are fully vested.

On September 14, 2020, Dr. Giaccia was issued an option to purchase 16,029 shares of Common Stock all of which vest pro rata on a monthly basis commencing on October 14, 2020 with full vesting, if not fully vested by October 14, 2021, on the date of the Issuer’s 2021 annual meeting of stockholders.

On March 19, 2021, Dr. Giaccia exercised options to purchase an aggregate of 12,083 shares of Common Stock (8,055 and 4,028) and gifted these shares of Common Stock received upon exercise of the options to The Denise Chan Cancer Biology Program Endowed Fund in the Stanford Cancer Institute in the School of Medicine.

Item 4. Purpose of Transaction

The disclosure provided in Item 3 above is incorporated herein by reference.

Item 5. Interest in Securities of the Issuer

(a) See rows (11) and (13) of the cover pages to this Amendment No. 1 to Schedule 13D for the aggregate number and percentages of the Common Stock beneficially owned by the Reporting Person. The percentages used in this Schedule 13D are calculated as described in footnote 1 to the cover pages to this Amendment No. 1 Schedule 13D.

(b) See rows (7) through (10) of the cover pages to this Amendment No. 1 Schedule 13D for the number of shares of Common Stock as to which each Reporting Person has the sole or shared power to vote or direct the vote and sole or shared power to dispose or to direct the disposition.

(c) Reference is made to the discussion in Item 3. The transaction described in the last paragraph of Item 3 above and in this Item 5(c) was reported on Form 4 filed with the SEC pursuant to Section 16 of the Act and is available on the SEC’s website at www.sec.gov.

(d) No person other than the Reporting Person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, shares of the Common Stock.

(e) Not applicable.

CUSIP No. 03890D108	SCHEDULE 13D	Page 4 of 5 Pages

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Not applicable.

Item 7. Material to be Filed as Exhibits

Annex A Certain Transaction by the Reporting Person

[signature page follows]

CUSIP No. 03890D108	SCHEDULE 13D	Page 5 of 5 Pages

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: March 23, 2021	/s/ Amato Giaccia
Amato Giaccia

Annex A

Transactions by the Reporting Person During the Past Sixty Days

Date of Transaction	Number of Securities	Price per Share
March 19, 2021	12,083 shares of Common Stock	*

*

As described in this Amendment No. 1 to Schedule 13D, on March 19, 2021, Dr. Giaccia, exercised options to purchase an aggregate of 12,083 shares of Common Stock and gifted these shares of Common Stock.